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                             VISKASE COMPANIES, INC.
                        8205 South Cass Avenue, Suite 115
                                Darien, IL 60561

December 22, 2006

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC  20002
Attention:        Jennifer R. Hardy

         Re:      Viskase Companies, Inc.
                  Registration Statement on Form S-1 (File No. 333-139145) Annual Report on Form 10-K (File No. 000-05485)

Ladies and Gentlemen:

         Viskase Companies, Inc. ("Viskase" or the "Company"), is responding to your comment letter of December 19, 2006 regarding the above-referenced Registration Statement and Annual Report.

         Viskase is filing this correspondence via the EDGAR system. In addition, a copy of this correspondence, a clean and marked copy of Amendment No. 1 to the Registration Statement and a clean copy of the amended Annual Report are being separately delivered to you via hand delivery. Set forth below are the responses of Viskase to the comments in your letter, with the numbers of such responses corresponding to the numbers of your comments.

-        COMMENT 1:        The registration statement should also be signed by
                           the company's controller or principal accounting officer whose title should be included on the signature page. See "Signatures" on form S- 1.

         RESPONSE:         The requested change has been made.

-        COMMENT 2:        We note in the first paragraph your statement that
                           the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective at a reasonable level "except as noted below." Given the exceptions noted in the second paragraph, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your

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                           chief financial officer on the effectiveness of your
                           disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

         RESPONSE:         Item 9A has been revised to state the conclusions
                           reached by the Company's chief executive officer and chief financial officer are that the Company's disclosure controls and procedures were not effective at a reasonable assurance level because of the absence of procedures to detect the journal entry errors that were made in 2005 and 2004.

                                    * * * * *

         Please call the undersigned at (630) 874-0719 or Thomas A. Monson, counsel to the Company, at (312) 840-8611 regarding any questions or comments you may have.

                                              Sincerely,


                                              /s/ Gordon S. Donovan
                                              -------------------------
                                              Gordon S. Donovan
                                              Chief Financial Officer
                                              Viskase Companies, Inc.


cc: Thomas A. Monson

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